Exhibit 99.1

YAMANA PROVIDES NOTICE OF SECOND QUARTER 2016 FINANCIAL RESULTS RELEASE

TORONTO, ONTARIO, June 21, 2016 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its second quarter 2016 results after market close on Thursday, July 28, 2016 followed by a conference call and webcast on Friday, July 29, 2016 at 9:00 a.m. ET.

Second Quarter 2016 Conference Call Information:

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay:

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	1170048

The conference call replay will be available from 12:00 p.m. ET on July 29, 2016 until 11:59 p.m. ET on August 12, 2016.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com